1 Filed by Tronox Incorporated Pursuant to Rule 425 of the Securities Act of 1933, as amended Subject Company: Tronox Incorporated (File No: 001-32669)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,”
“believe, ” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-
looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-
looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox
Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals;
the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the performance of the Tronox and Exxaro Mineral Sands business; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that
Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which
Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox
Incorporated’s Registration Statement on form S-4, as amended, filed with the U.S. Securities and Exchange Commission (SEC) on April 23,
2012. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find it.
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving
Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration
Statement on Form S-4 that includes a preliminary proxy statement of Tronox Incorporated that also constitutes a preliminary prospectus of Tronox Limited. The registration statement relating to the securities to be offered has been filed with the Securities and
Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Tronox Incorporated will deliver the proxy statement/prospectus to its stockholders once the Registration Statement is effective. Tronox Incorporated urges investors and stockholders to read the proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures.
Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and
Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA and Adjusted EBITDA to net income are included at the end of this presentation
Additional Information & Non-GAAP
Financial Measures

Management Team
4 4
Joined the company in 1991
Vice President, Administrative and Materials Procurement since January 2011
Other positions at Tronox have included: Vice President of Human Resources and Corporate Affairs, Vice
President of Global Pigment Marketing; Chief Marketing Officer of Avestor(the high technology battery joint venture); Vice President and General Manager, Paper and Specialties; and Vice President, Investor Relations
Chairman of the Board since February 2011
Chief Executive Officer since October 2011
Previously served in various senior managerial and directorial roles, including: CEO of Current Group,
Chairman & CEO of One Communications Corp, and various senior positions at Global Crossing
Other experience also includes more than five years practicing law in the public and private sectors, and three years of investment banking
Joined the company in 1988
Executive Vice President since January 2011
Other positions at Tronox have included: Vice President, Sales; Vice President, Global Pigment Sales for Tronox
LLC; Vice President, Global Pigment Marketing; and Regional Marketing Manager
Vice President, General Counsel and Secretary since January 2008
Other positions at Tronox have included: Managing Counsel, Staff Attorney and Staff Attorney for Kerr-McGee
Shared Services LLC
Previously Corporate Counsel for CMS Field Services and Counsel for Enogex, Inc.
Experience also includes more than five years practicing law in the public and private sectors
Joined the company in January 2012
Previously served in various executive financial and operational roles, including Chief Financial Officer at
Terra Industries, Corporate Controller for Belden, Inc., Chief Financial Officer for Zoltek Companies.
Experience includes acquisition execution and financial system integration
Tom Casey
Chairman and
Chief Executive
Officer
Daniel Greenwell
Senior Vice
President and
Chief Financial
Officer
John Romano
ExecutiveVice
President
Mike Foster
Vice President,
General Counsel
and Secretary
Robert Gibney
Vice President,
Administration
and Materials
Procurement

Board of Directors
(all directors since bankruptcy emergence, Feb. 2011)
5 5
Chair of the Human Resources/Compensation committee
Currently Chairman, CEO and President of Solutia Inc.
Previously served in various senior managerial and directorial roles, including: Executive Vice President of
Premcor Inc, Senior Vice President, General Counsel and Secretary of Arch Coal, Inc
Previously a director of Tecumseh Products Co. and serves as a Director of the American Chemistry Council
Member of the Human Resources/Compensation and Corporate Governance committees
Currently Managing Member and President of Epilogue, LLC, a consulting and advisory firm
Previously served in various senior managerial and directorial roles, including: Senior Vice President of Fidelity
Management & Research Company and partner of Weil Gotshal & Manges
Currently also serves on the Board of Georgia Gulf Corporation and other private and not-for-profit Boards
Chair of the Corporate Governance and member of the Audit and Human Resources/Compensation committees
Served in various positions at Air Products & Chemicals, Inc during his 33 year career, including, President of
Asia
Has served as a member of the board of directors of American Refuel, Pure Air USA, and Taylor-Wharton Int’l
Co-Chair of the Strategic committee and member of Audit and Corporate Governance committees
Currently Senior Advisor at Irving Place Capital
Previously served in various senior managerial and directorial roles, including: Vice Chairman of Investment
Banking at Bear Stearns & Co., Vice Chairman and Head of Mergers and Acquisitions at Schroder & Co., and
SVP and CFO at NL Industries
Currently also serves on the Board of Cambrex Corporation and Edmunds.com
Chair of the Audit committee
Currently Executive Vice President/Chief Financial Officer of RHI Entertainment
Previously served in various senior managerial and directorial roles, including: Executive Vice President/Chief
Financial Officer of World Color Press Inc and Vice President and Chief Financial Officer of GenTek, Inc
Currently also serves on the Board of Hughes Telematics, Inc and C&D Technologies, Inc. and he is
Chairman of both Companies’ Audit Committee
Robert M. Gervis
Andrew P. Hines
Wayne A. Hinman
IlanKaufthal
Jeffry N. Quinn

Table of Contents I. Tronox Overview II. Exxaro Mineral Sands Acquisition III. Exxaro Mineral Sands Overview IV. Key New Tronox Company Strengths Appendix: Additional Materials 6

I. Tronox Overview 7 7

Tronox Overview
Tronox Inc. (“Tronox” or the “Company”) is one of the largest global titanium dioxide
(TiO
2
)producers with operations in the U.S., Europe and Australia
Globally, Tronox has 465,000 tonnes of annual rated chloride pigment production capacity
One of only two chloride only producers in the world
Tronox markets a full range of superior pigment grades for a variety of end-users under the TRONOX® brand name
Revenues and Adjusted EBITDA have increased from $1,070 million and $142 million in 2009 to $1,651 million and $493 million, respectively, for the LTM period ended 12/31/2011
Adjusted EBITDA margin has expanded from 13% in 2009 to 30% for the LTM period ended 12/31/2011
8
Pigment sales represented 92% of revenues for the eleven-month period ended
12/31/2011
Through its Electrolytic business, produces electrolytic manganese dioxide (used in high-performance battery applications), sodium chlorate, boron and other specialty chemicals
Tronox has experienced a significant increase in Adjusted EBITDA since 2009 as a result of strong end-market demand and a continued supply constrained environment

Tronox Overview
Company Overview
Global pure play TiO
2
producer
One of the largest  global TiO
2
producers and marketers with 8% share
of global capacity
1
Focused primarily on coatings, plastics
and paper laminates
Efficient, low-cost manufacturing footprint
Global operations and international
presence
Specialty electrolytic chemicals operations
Financial Summary
Production Facilities
($US in millions)
9
(units in MT)
1. Includes 100% of Tiwestpigment.
2. Shown at 100% of JV capacity and production.
9
Pigment Facilities
Location Capacity
Hamilton 225,000
Botlek 90,000
Electrolytic Facilities
Location Capacity
Hamilton (Sodium Chlorate) 150,000
Henderson (EMD) 27,000
Henderson (Boron Products) 525
Tiwest Joint Venture Facilities²
Location Capacity
Kwinana 150,000
Northern Operations Capacity
Zircon
70,000
SyntheticRutile 220,000
Rutile 36,000
Leucoxene 26,000
2008A 2009A 2010A 2011A
Pigment 1,116         938            1,068        1,514
Electrolytics 121             127            128            129
Other 8                 5                21              8
Revenue 1,246         1,070        1,218        1,651
Adj. EBITDA 99               142            203            493
Margin 8% 13% 17% 30%

Tronox Overall Position Summary
Tronox Geographic Positioning by 2011A
Production
Note: Size of bubble represents Tronox sales in its end markets.  Projected growth rates are internal Tronox estimates.

Tronox’s sales effort is leveraged towards the higher growth and higher value segments
2011A Tronox Positioning in TiO2 Market

100% of Tronox capacity is produced via the chloride process
Chloride technology yields consistently whiter, brighter pigment grades preferred for many of the largest end-use applications (e.g. paints and plastics) as compared to the sulfate process
The chloride production process offers significant cost savings over the sulfate process
Generates less waste, uses less energy and is less labor intensive than the sulfate process
Proprietary technology and numerous worldwide patents create barriers to entry
Proprietary technology, operating expertise and worldwide patents require technical sophistication and a highly skilled workforce that cannot be easily replicated by new entrants
Extremely complex to develop and operate the chloride process technology
Significant lead time and capital required to build chloride plant
Proprietary Process and Highly
Efficient Flexible Operations
11
Tronox is one of only five major TiO2
producers in the world utilizing proprietary chloride
technology

II. Exxaro Mineral Sands Acquisition 12

Transaction Overview
On September 26, 2011, Tronox entered into a definitive agreement to acquire Exxaro Resources’
(“Exxaro”) mineral sands operations, which will create the world’s largest vertically-integrated TiO
2
pigment company (“New Tronox”)
Exxaro will receive approximately 38.5% of the common equity in New Tronox in exchange for its mineral sands operations, which will be contributed debt free
Exxaro will retain a 26% ownership interest in the South African operations of the Mineral Sands business in order to comply with South African BEE ownership requirements.
For the LTM period ended 12/31/2011, New Tronox would have generated pro forma revenues of
$2,306 million and Adjusted EBITDA of $844 million (37% Adjusted EBITDA margin)
New Tronox will have approximately 3,500 employees and 16 locations around the world
The acquisition is expected to close in Q2 2012
Tronox has refinance its Senior Secured Term Loan ($425 million at signing) with a new $550 million
Senior Secured Term Loan and $150 million Senior Secured Delayed Draw Term Loan (together, the
“Term Facility”)
The Term Facility expressly permits the Exxaro Mineral Sands acquisition and, together with cash on hand, will fund all cash uses to permit the Exxaro Mineral Sands acquisition
Tronox’s existing $125 million ABL Revolver has been amended and will remain outstanding
13 13

Corporate Structure

New Tronox Pro Forma Corporate Structure
14
Tronox  Existing Corporate Structure
Current
Tronox
Incorporated
Stockholders
Tronox
Incorporated
Tronox
Limited
Tronox
Worldwide
LLC
Merger Sub
One
Merger Sub
Two
Tronox
Incorporated’s
Assets
Tiwest Joint
Venture
South African
Exxaro Mineral
Sands Businesses
Exxaro
Other
Exxaro
Assets
100.0% 100.0% 100.0%
50.0%
100.0% 100.0%
100.0%
100.0% 100.0% 50.0%
Tronox
Worldwide
LLC
Tronox
Incorporated’s
Non-U.S.
Assets
Tiwest Joint
Venture
Tronox
Incorporated’s
U.S. Assets
Tronox
Incorporated
Current
Tronox
Incorporated
Stockholders
Tronox
Limited
South African
Mineral Sands
Businesses
Exxaro
Other
Exxaro
Assets
100.0%
100.0% 100.0%
100.0% 50.0% 50.0% 100.0%
74.0%
26.0%
100.0% of Class A Shares
(~61.5% of voting rights)
100.0% of
Class B Shares
(~38.5% of
voting rights)
Note: Assuming no Tronox Incorporated shareholders elect to receive exchangeable shares in

Exxaro Transaction Detail
Transaction Structure Detail
Current Tronox shareholders to exchange existing common stock for new Class A common stock in New Tronox, a Australian-domiciled corporation and $12.50 per share
Option to receive exchangeable shares with right to exchange later into Class A shares and $12.50 per share, subject to minimum and maximum (with pro ration) election thresholds
Exxaro contributing mineral sands operations to New Tronox in exchange for Class
B stock in New Tronox
Exxaro to retain 26% direct minority ownership in the South African businesses to comply with South African BEE ownership requirements
Approximately 10.0 million shares will be issued to Exxaro excluding put/call shares
Put/call shares: 1.4 million shares in exchange for Exxaro’s 26% direct interest in the South African operations in the event that the BEE compliance structure is no longer required
Transaction is taxable to Tronox shareholders
Pro Forma Shares Outstanding
25.9 million shares outstanding (excluding Exxaro’s put/call shares)
Intention to list the NYSE after closing
15 15

Key Governance Terms
9 member board comprising:
6 Class A directors (nominated by Tronox)
3 Class B directors (nominated by Exxaro)
Tom Casey to remain Chairman & CEO of combined
company
Key members of Exxaro's senior management
expected to join Tronox to manage mining operations
Three-year lockup period for Exxaro
Standstill limiting Exxaro's ownership to less than
45% until the third anniversary of the transaction
Thereafter, board approval process and/or majority
support from unaffiliated shareholders required in
order for Exxaro to go above 50%
16
Management and Pro
Forma Board of
Directors
Exxaro Lock-up and
Standstill Provisions

Key Governance Terms (cont’d)
Limited significant matters require supermajority (6 of 9)
approval at board level, including: Election of the Chairman of the Board
Appointment or termination of the Chief Executive Officer
Material acquisitions / dispositions
Sale of the Company
Decision to pay dividends
Class voting (approval of Class A and Class B shareholders
voting separately) to approve merger or sale of the company
Majority of all the shares in each class for as long as Exxaro’s
Class B voting interest is at least 20%
Receipt of all regulatory approvals
Effective New Tronox and Tronox Inc. registration statement
Tronox shareholder approval
$20 million termination fee if Exxaro terminates following a fiduciary change in recommendation by Tronox’s board
Anticipated Closing Q2 2012
17
Limited Board
Supermajority
Matters
Change of Control
Provisions
Key Conditions to
Closing

III. Exxaro Mineral Sands Overview 18 18

Exxaro Mineral Sands Combination
Rationale
Tronox and Exxaro have worked together for more than 20 years, having jointly operated the Tiwest Joint Venture, which is a vertically integrated TiO
2
operation that served as the
model for the New Tronox
The combination is expected to create the following benefits for New Tronox:
A secured ore supply that will help reduce earnings volatility from raw material price fluctuations and / or supply constraints
Secured ore supply creates a solid platform for future growth and enhanced earnings potential
Increases scale, public market profile and access to capital markets
Expected run-rate cost savings of ~$30mm in the short-term and potential for additional cost savings in the longer-term
Substantial free cash flow generation with flexible capital expenditures
The Tronox / Exxaro Mineral Sands combination creates the leading global, vertically-integrated TiO
2
pigment producer with access to diverse and growing
global markets

Exxaro Mineral Sands Overview
Company Overview
Exxaro Mineral Sands is comprised of KZN Sands,
Namakwa Sands and a 50% interest in the Tiwest JV
3   largest titanium ore feedstock producer globally in
2011 (10% market share) with 3 producing assets
2   largest zircon producer globally in 2011 (20% market
share)
Geographically well positioned to serve markets in Asia,
the Middle East, Europe, North and South America
Existing inventory will be enough to supply slag furnaces
until the Fairbreeze mine is online
Financial Summary ($USD mm)
Production Facilities
(units in MT)
1. As of  3-Jan 2012. Assumed exchange rate of  ZAR8.03 to USD.
2. Shown at 100% of JV capacity and production.
3. KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014 with 190kt of TiO ore capacity and 60kt of zircon capacity.
Location Capacity
Kwinana 150,000
Northern Operations Capacity
Zircon 70,000
Synthetic Rutile 220,000
Rutile 36,000
Leucoxene 26,000
Reserve Life of Mine 15+ years
Tiwest Joint Venture Facilities ²
Revenue by Segment (Avg. 2008A – 2010A)
20
2008A 2009A 2010A 2011A
Revenue 334             419            634            910
Adj. EBITDA 57               42              133            351
Margin 17% 10% 21% 39%
Namakwa Sands Capacity
Slag 160,000
Zircon 135,000
Pig Iron 100,000
Rutile 31,000
Reserve Life of Mine 20+ years
KZN Sands
Capacity
Slag 220,000
Pig Iron / Scrap Iron 121,000
Zircon 60,000
Rutile 30,000
Reserve Life of Mine 12+ years
Mineral Sands Facilities
3
rd
nd
2

New Tronox EBITDA Profile Standalone Tronox Adj. EBITDA Contribution New Tronox will benefit from a more diversified earnings stream New Tronox Adj. EBITDA Contribution 21

IV. Perspective on the TiO 2 Market 22

Factors that Influence the TiO
2
Cycle
Long-term global demand for TiO2
is expected to
grow by approximately 3-4%, which is consistent
with long-term GDP trends according to TZMI
Global sales of TiO2
in 2010 are estimated to have
exceeded 5.3 million tonnes, generating
approximately $12 billion in industry-wide
revenues
Demand for TiO2
is being driven in part by a
resurgent global economy following the economic
downturn in 2008 and 2009
The global market for TiO2
is expected to remain
healthy due primarily to support from the ongoing
growth in emerging economies
Long-term demand TiO2
usage per capita in the
major emerging markets, particularly in China and
India, is significantly below that seen in most
Western countries
Demand
Significant TiO2  capacity reductions in 2009 (7-8%
of global capacity) with very limited new capacity
expected due to high costs, long lead time and
difficult permitting process
Tronox has increased prices by ~10% from 2009
to 2010 and by ~40% from 2010 to 2011
Titanium feedstock demand  will continue to
outpace supply for the near and medium term, as
no new substantive supply is expected to come
online until at least 2014
Pricing

24
Industry Capacity Utilization
1
During the last cycle, over 380,000 MT of capacity was taken out of market, which management estimates to be a 7
– 8% reduction
Bringing new capacity online requires significant capex, long lead time and requires difficult to achieve permitting (in particular environmental regulations): as a result a new Chloride facility has not been built since 1994
1. Tronox management data.
Significant Capacity Reductions
The global TiO2
pigment market has been tight with major producers operating near full capacity (>95%)

2.0% 1.5% 2.0% 0.0% 2.0% 4.0% 3.5% 6.0% 3.5% 8.5% 7.5% 7.5%
2.6 Billion people in China and India
0.25kg per capita increase in consumption in these two countries over 3 years equates to 650,000MT increase in demand (11.6% increase in market capacity, or approximately 3 plants the size of Hamilton)
TiO2
Consumption per Capita and Growth Rates
2008–2013 Est. CAGR  :
Emerging Markets
1. Company estimates and U.S. Government Population Statistics.
TiO2
usage per capita in the major emerging markets, particularly in China and India, is significantly below that seen in most Western countries
Rising Demand from Emerging Markets…

Significant long-term TiO2 consumption growth expected from emerging markets
1

Increase in Households and Population: 2030E
Increase Over 2000 Levels
Population and Urbanization to Drive Demand Growth in Emerging Markets
Source:  TZMI 4Q 2011 forecast.
Despite sluggish housing starts in the U.S. and Europe, supply / demand dynamics remain strong
The combination of U.S. / European improvements and an ever increasing population / urbanization in emerging markets are expected to be a major contributor to demand growth
...As Global Economies Grow
Asian Middle Class Forecast: 2010, 2020 & 2030
CAGR (%)

Constrained Feedstock Environment is
Expected to Persist
Fundamentals for titanium feedstocks remain strong,
despite recent softening in China
Developing countries’ intensity of pigment use
is expected to grow with rising living standards
(GDP/capita)
2
Supply deficits remain tight for most feedstock
products, particularly for high quality chloride
feedstocks
No new substantive supply expected to enter
the market prior to year end 2013
High risk and long lead time (typically 5-7
years) in starting new projects
Ore suppliers have succeeded in moving prices higher
and changing prices quickly
Ore prices are expected to increase for
pigment producers, despite short-term demand
softening
Vertical integration into ore provides significant
advantages
Opportunity to capture value throughout the
TiO2
chain
Growth enabled through assured feedstock
27
1. Per TZMI 4Q2011 forecast.
2. Goldman Sachs Research.
Global Supply / Demand for Titanium Feedstock
1
Feedstock Pricing
1
($ / tonne)
Ore supply is tight, creating a favorable pricing environment for the foreseeable future

TiO2
pigment producers are limited in their ability to make significant capacity expansions to meet incremental demand due to the constrained ore market
Access to ore is critical for any meaningful capacity increases
Limited substitutes
Time and cost to build greenfield plants
Tronox management estimates that during 2007-2009, approximately 7-8% of global capacity was shuttered
The projected expansion of TiO2
pigment supply reflects announced but not completed production facilities, most of which are in China and producing via the sulfate process
Current supply dynamics and projected demand increases is expected to result in a continued favorable pricing environment over the long term
TiO2 -
Supply/Demand(000’s tonnes)
1
28
TiO2
Pigment Pricing($ / tonne)
2
1. Per TZMI 4Q2011 forecast.
2. Per TZMI 4Q2011 forecast.
Structural Shift in the Industry Expected to
Continue to Drive TiO
2
Prices Higher

As a result of strong underlying demand, a lack of capacity and overall structural shift in the industry, TiO2 prices have increased significantly and are expected to remain high

$ 99
$ 142
$ 203
$ 493
$ 555
2008 2009 2010 2011 2H 2011 Annualized
Standalone Tronox Adj. EBITDA New Tronox Adj. EBITDA
Standalone Tronox Illustrative Downside Adj. EBITDA New Tronox Illustrative Downside Adj. EBITDA
New Tronox Illustrative Downside Adj. EBITDA of
~$585mm
$983
$156
Tronox Has Experienced an Enduring
Step Change in Profitability
29
The fundamental structure of the TiO2 value chain has changed
8% reduction of pigment supply in 2008/2009
No new chloride plants have been built since 1994
No new major feedstock supply since 2008/2009
Demand has increased by 14% during the same period
These structural conditions can only be changed by the addition of new pigment production capacity AND new feedstock supply. These projects require 3 to 5 years to bring online and identified potential new facilities are not expected to keep up with forecasted demand growth
Demand growth is highly correlated to development; Asia, India and other developing markets are materially expanding their urban middle class
There are no practical substitutes for TiO2 in coatings; in addition, TiO2 is only ~13% of the cost of paint
•
Although extremely conservative, Tronox has examined a potential stress / downside case with the following assumptions:
•
Pigment volumes reduced by 16%; current pigment price levels reduced by $1,000 / tonne and Exxaro margins reduced by 50%
Adjusted EBITDA ($ in millions)
Standalone Tronox Illustrative Downside Adj.
EBITDA of ~$325mm
$844
$184
$336

IV. Key New Tronox Company Strengths 30

Leading Global Pigment Platform
Well Positioned Against its Peers
Strong Financial Momentum
Key Company Strengths
Long-Standing Blue Chip
TiO2Customer
Relationships
Low Cost and Efficient Production Network

Significant Operational Synergies

Leading Global Pigment Platform

Botlek, The Netherlands
Hamilton, MS
Namakwa Sands
KZN Sands
Tiwest
Oklahoma City, OK
Headquarters
Locations
Henderson, NV
New Tronox will have 3,500 employees
in 16 locations around the world
Johannesburg
Singapore
Shanghai, China
32
Location Capacity (MT)
Hamilton 225,000
Botlek 90,000
Location Capacity (MT)
Hamilton (Sodium Chlorate) 150,000
Henderson (EMD) 27,000
Henderson (Boron Products) 525
Location Capacity (MT)
Kwinana 150,000
Northern Operations Capacity (MT)
Synthetic Rutile 220,000
Zircon 70,000
Rutile 36,000
Leucoxene 26,000
Reserve Life of Mine 15+ years
Namakwa Sands Capacity (MT)
Slag 160,000
Zircon 135,000
Pig Iron 100,000
Rutile 31,000
Reserve Life of Mine 20+ years
KZN Sands²
Capacity (MT)
Slag 220,000
Pig Iron / Scrap Iron 121,000
Zircon 60,000
Rutile 30,000
Reserve Life of Mine 12+ years
Tronox Electrolytic Facilities
Tiwest Joint Venture Facilities ¹
Exxaro Mineral Sands Facilities
Tronox Pigment Facilities
Note:
Namakwa Sands, KZN Sands and TiWestare each made up of 3 locations.
1.
100% of capacity and production.
2.
KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014 with 190kt of TiO2 ore capacity and 60kt of zircon capacity.

Long-Standing Blue Chip TiO
2
Customer Relationships
Tronox’s Blue Chip Customer Relationships
33
Customers include market leaders in each of
the major end-use markets for TiO
Builds strong relationships with its
customers resulting in a high customer
retention rate
2
Tronox has supplied its top ten TiO customers
for over ten years
Diversified customer base of approximately 1,000
customers in over 90 countries
Approximately 40% of global volume under multi-year
contracts with market based pricing
Tronox works closely with its customers to
optimize their formulations, thereby enhancing
the use of TiO in their production processes
2
2

Low Cost and Efficient Production
Network
Combined with the Exxaro Mineral Sands’ titanium feedstock assets in South Africa and Australia, this network of TiO2  and titanium feedstock facilities will give New Tronox the flexibility to optimize asset and feedstock utilization and generate operational, logistical and market efficiencies
Vertical Integration gives us a significant cost / tonne advantage
Vertically
Integrated
Production
Significant and
Scalable
Operations
Gateway to
Asia
Geographic
Diversity
Tronox’s three TiO2  production facilities are strategically positioned in key geographies: North
America, Europe and Australia
The Hamilton facility is the third largest TiO2  production facility in the world and has the size and scale to service customers in North America and around the globe
The Tiwest Joint Venture, located in Australia, is well positioned to service growing demand from
Asian markets

The Company’s TiO2 operations are among the lowest cost producers of TiO2  globally

Vertical Integration Provides Significant
Competitive Advantage

Tronox Today (000’s tonnes of ore)
New Tronox (000’s tonnes of ore)
New Tronox will be long of titanium feedstock, giving the Company significant advantages compared to its peers, especially in a today’s rising ore pricing environment
35
Tronox today is required to
source ~229,000 tonnes of
feedstock in the open market
New Tronox will be long
~211,000 tonnes of feedstock

Business Model Pigments value chain TiO pigments Primarily TiO pigments Diversified chemicals
TiO pigment exposure
Diversified chemicals
TiO pigment exposure
LTM Revenue $2,306 mm $5,238 mm $1,943 mm Total: $11,221 mm
Pigment: $1,642 mm
Total: $37,961 mm
LTM Adj. EBITDA $844 mm $1,825 mm $597 mm Total : $1,040 mm
Pigment: $508 mm
Total: $6,098 mm
EBITDA Margin 36.6% 34.8% 30.7% total Total: 9.3%
Pigment: 30.9%
Total: 16.1%
Total Capacity 465 kt 750 kt 532 kt 560 kt 1,100 kt
% Chloride vs.
Sulfate Capacity
(Based on
Capacity)
Location of
Facilities
Hamilton, MS
Kwinana, Australia
Botlek, The
Netherlands
Ashtabula, OH
Yanbu, Saudi Arabia
Stallingborough, UK
Kemerton, Australia
Arembepe, Brazil
Thann, France
Baltimore, MD
Leverkusen, Germany
Varennes, Canada
Langerbrugge, Belgium
Nordenham,Germany
Fredrikstad, Norway
Lake Charles, LA
Greatham, UK
Calais, France
Huelva, Spain
Scarlino, Italy
Lake Charles, LA
Telek Kalung, Malaysia
Umbogintwini, SA
New Johnsonville, TN
DeLisle, MS
Altamira, Mexico
Kuan Yin, Taiwan
Edge Moor, DE
Ore Production /
Feedstock
Integration
Fully integrated
Total: 600 kt
Slag and SR
Partially dependant on
third-party feedstock
~60% dependant  on
third-party feedstock
~90% dependant  on
third-party feedstock
Pro Forma
Source: Company filings, Wall Street Research and TZMI
1. New Tronox Revenue and Adjusted LTM EBITDA presented on a combined 2011 basis.
2. Operates mine in Paraiba, Brazil. Owner of Bemax (Australia),world’s 5 th largest producer. Potential to increase existing ore capacity with ore from the Snapper mine which will come into production in 2011.
3. Based on 2010A ore production figures for Kronos.  328 kt ilmenite used in sulfate process.  Purchase slag/rutile (470 kt).
4. Based on DuPont Jul-2011 conference call transcript. DuPont operates a titanium ore surface mine near Starke, FL. .
Pure Play TiO2
Diversified
Well Positioned Against Its Peers
1
1
2
2
2
2
3 3
Chloride
88%
Sulfate
12%
Chloride
75%
Sulfate
25%
Chloride
45%
Sulfate
55%
Chloride
100%
2

Compelling Operational Rationale

Consolidation of Tiwest JV
Elimination of duplicate services
Rationalization of SG&A
Marketing
Supply & chain
Finance
Improved logistics – larger shipments
to fewer clients
Near Term Synergies
Medium Term Synergies
Estimated Run-Rate savings of
~$30 mm (annual)
Optimization of ore in-use
High grade TiO
2
feedstocks
Cheaper slag fines
Significant cost advantages from
optimization
Less waste (better
environmental management)
Lower chlorine & coke costs
Lower freight costs per tonne of
TiO
2
Ability to effectively
“debottleneck” pigment
production with limited capital
expenditures
New Tronox’s network of TiO2
and titanium feedstock facilities will have the flexibility
to optimize asset and feedstock utilization, and a secured ore supply creates a solid platform for future growth and enhanced earnings potential

Appendix 38 38

Additional Tax Asset Information
Tronox should retain much of the deductions for tax purposes it presently has available to it, including historical NOLs
Tax attributes appear to be worth at least $300 million on a Net Present Value basis
These tax attributes (which are subject to audit by IRS) consist of:
Pre-emergence NOLs (~$160 million)
Tax deductions arising from Tronox's bankruptcy emergence (~$1 billion)
Potential future deductions relating to environmental remediation agreed to as part of the bankruptcy emergence
Transaction with Exxaro could result in an “ownership change” for purposes of §382, thereby imposing an annual limitation on Tronox's ability to utilize its NOLs
The amount of such limitation will depend on the value of Tronox's stock at closing and on long-term tax-exempt interest rate at that time, and thus the annual limitation cannot be known at this time
However, any limitation is not expected to have a significant impact on a Net Present
Value basis to Tronox’s tax attributes
39 39

Restructuring Summary
Tronox emerged from bankruptcy in February 2011 with a significantly improved balancing sheet and shedding of its legacy liabilities
Legacy Liabilities:
Resolved Environmental Legacy Liabilities (Claimants will not have any recourse to
Reorganized Tronox)
Resolved Tort Legacy Liabilities (Claimants will not have any recourse to
Reorganized Tronox)
Capital Structure:
Tronox substantially reduced debt by almost $200 million from $658 million on the petition date to $469 million at emergence
Company also has substantial liquidity under the $125mm ABL Revolver
Operational Restructuring:
Closed facilities with high fixed operating costs and reduced capacity allowing Tronox to focus on core operations
Cleansed the Company of certain legacy agreements and historically unprofitable contracts
40 40

41 41